SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

04 June 2004

NOVO NORDISK A/S (Exact name of Registrant as specified in its charter)

Novo Allé DK- 2880, Bagsvaerd Denmark (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 04 June 2004	NOVO NORDISK A/S
Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

4 June 2004

Novo Nordisk receives EU approval of Levemir®, new long-acting insulin analogue

Novo Nordisk announced today that the European Commission has granted marketing authorisation for Levemir®, the company’s new, long-acting insulin analogue for the treatment of diabetes.

Novo Nordisk will launch Levemir® in the UK later this month and in other European markets in the second half of 2004.

With Levemir® Novo Nordisk is the only company in the world with a full range of insulin analogues - rapid-acting NovoRapid®, premixed NovoMix® 30 and now also the long-acting analogue Levemir®.

“That is an important milestone for Novo Nordisk and people with diabetes because Levemir® caters for a so far unmet medical need in basal insulin therapy and is highly differentiated from competing basal insulin products,” says Mads Krogsgaard Thomsen, executive vice president and chief science officer.

Levemir® is a long-acting insulin analogue that provides a more predictable day-to-day control of blood glucose levels compared to conventional insulin preparations1-6. Among the benefits for people with diabetes, it has been demonstrated that Levemir® reduces fasting blood glucose and the risk of hypoglycaemia, especially at night-time1-5. In addition, studies have shown that people using Levemir® do not experience the undesirable weight gain often associated with conventional insulin preparations1-5, 7.

The EU approval of Levemir® does not change Novo Nordisk’s expectations for the financial results for 2004.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a

Stock Exchange Announcement No 40 / 2004	Page 1of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,800 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol `NVO’. For more information, visit novonordisk.com.

For further information please contact:

Media:	Investors:

At headquarters in Denmark:	Outside North America:
Mike Rulis	Palle Holm Olesen
Tel (+45) 44 42 35 73	Tel (+45) 4442 6175

Peter Haahr
Tel (+45) 4442 1201

In North America:
Christian Kanstrup
Tel (+1) 609 919 7846

References:

1	Home P, Bartley P, Landin-Olsson M et. al. Insulin detemir offers superior glycaemic control compared to NPH insulin in people with type 1 diabetes. Diabetes Care 2004;(In press)

2	Pieber T, Grill V, Kristensen A et. al. Treatment with Insulin Detemir Allows Flexible Timing of Administration in Subjects with Type 1 Diabetes. Diabetologia 2003;46(Suppl.2):A7

3	Hermansen K, Fontaine P, Kukolja KK et al. Benefits of Insulin Analogues over Human Insulins: Lower HbA1c and less hypoglycaemia using insulin detemir and insulin aspart. Diabetologia (In press)

4	Russell-Jones D, BolinderJ, Simpson R et al. Lower and more predictable fasting blood glucose and reduced risk of nocturnal hypoglycaemia with once daily insulin detemir vs. NPH in subjects with type 1 diabetes. Diabetologia 2002; 45 (suppl. 2): A51.

5	De Leeuw I, Vague P, Selam JL, Skeie S, Elte JWF, Lang H, Draeger E. Lower risk of nocturnal hypoglycaemia and favourable weight development in type 1 diabetic subjects after 12 months treatment with insulin detemir vs. NPH insulin. Diabetologia 2002; 45 (suppl. 2); A257.

6	Heise T, Nosek L, Draeger E, et. al. Lower within-subject variability of insulin detemir in comparison to NPH insulin and insulin glargine in subjects with type 1 diabetes. Diabetes 2003; 52(Suppl 1): A121.

7	Haak T, Tiengo A, Waldhausl W, Draeger E. Treatment with Insulin Detemir is Associated with Predictable Fasting Blood Glucose Levels and Favorable Weight Development in Subjects with Type 2 Diabetes. Diabetes Care 2003, 52 (Suppl 1): A120.

Stock Exchange Announcement No 40 / 2004	Page 2 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790